SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

04010356

File No. 82-34775
March 1, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED MAR 05 2004 WASH. D.C. 155 SECTION

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

English version of press release dated March 1, 2004

If you have any further questions or requests for additional information please do not hesitate to contact Yoshihide Nakagawa at 011-813-5511-5013 (telephone) or 011-813-5511-5505(facsimile).

Very truly yours,

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

Shinsei Bank, Limited

By
Name: Kazumi Kojima
Title: General Manager
Corporate Communications
Division

dlw 3/8

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank Announces Organizational Changes

Tokyo (Monday, March 1, 2004) – Shinsei Bank, Limited ("Shinsei Bank") today announced the following organizational changes effective April 1, 2004.

1. Organizational Changes

In an effort to bring the best financial solutions to our customers, the Institutional Banking Group has been integrating its relationship management (RM) and product teams. As a continuation of this integration process, the following organizational changes will be made, effective April 1, 2004.

(1) The Specialty Finance Division and the Real Estate Finance Division will be joined with the Corporate Banking Business Sub-Group. The new group will continue to be called the Corporate Banking Business Sub-Group.
(2) The Non Bank Financial Services Division will become the Non Bank Financial Services Sub-Group.
(3) Tokyo Business Division I and Tokyo Business Division II will be combined, and will be called Tokyo Business Division.
(4) In order to better manage and improve relationships with key customers, the Corporate Business Banking Sub-Group will establish an RM Business Head structure.

2. Effective Date
April 1, 2004